EXHIBIT 99.1

January 7, 2025

Sandstorm Gold Royalties
Announces 2024 Sales and Revenue;
Financial Results to be Released
February 18

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm”, or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to report the sales and revenue figures for the fourth quarter and year ended December 31, 2024 (all figures in U.S. dollars).

Annual Preliminary Sales and Revenue

The Company sold approximately 72,800 attributable gold equivalent ounces1 and realized preliminary revenue2 of $176.3 million for the full 2024 year (97,245 attributable gold equivalent ounces and $179.6 million in revenue for the comparable period in 2023). Preliminary cost of sales, excluding depletion2 for the full 2024 year was $20.0 million resulting in cash operating margins1 of approximately $2,097 per attributable gold equivalent ounce1 ($21.7 million and $1,706 per attributable gold equivalent ounce for the comparable period in 2023, respectively).

Fourth Quarter Preliminary Sales and Revenue

During the three months ended December 31, 2024, the Company sold approximately 17,700 attributable gold equivalent ounces1 and realized preliminary revenue2 of $47.4 million (23,250 attributable gold equivalent ounces and $44.5 million in revenue for the comparable period in 2023). Preliminary cost of sales, excluding depletion2 for the three months ended December 31, 2024, was $4.3 million resulting in cash operating margins1 of approximately $2,397 per attributable gold equivalent ounce1 ($4.9 million and $1,737 per attributable gold equivalent ounce for the comparable period in 2023, respectively).

Long-Term Outlook and Capital Allocation

Sandstorm remains a growth-oriented company and is reiterating its long-term production forecast that is expected to reach approximately 125,000 attributable gold equivalent ounces1 within the next five years, based solely on streams and royalties that the Company has bought and paid for. The Company will state its 2025 production forecast with the release of its 2024 annual results.

Throughout 2024, the Company continued to focus on deleveraging its balance sheet following several royalty and streaming acquisitions in 2022. As at December 31, 2024, the outstanding balance on the Company’s revolving credit facility was approximately $355 million with an undrawn and available balance of $270 million2. Additionally, the Company purchased and cancelled approximately 2.0 million shares for total consideration of approximately $10.8 million during the 12 months ended December 31, 20242.

Release Date and Conference Call Details

The Company will release its 2024 fourth quarter and annual results on Tuesday, February 18, 2025, after markets close. A conference call will be held on Wednesday, February 19, 2025, starting at 8:30am PST to further discuss the results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154

Conference ID: 70357
Webcast URL: https://app.webinar.net/0egpGB4Axo3

Note 1

Sandstorm Gold Royalties has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards” or “IFRS”) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

i.	As the Company’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Attributable gold equivalent ounces is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Attributable gold equivalent ounces is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s Gold streams for the same respective period ([$176.3 million - $3.6 million]/$2,371 for the full year 2024 [$191.4 million - $3.9 million]/$1,929 for the comparable period in 2023); and ([$47.4 million - $0.6 million]/$2,640 for the three months ended December 31, 2024, and [$46.3 million - $1.0 million]/$1,948 for the comparable period in 2023) and may be subject to change.

ii.	The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s Gold streams (see item i above) for the same respective period. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion, by the number of attributable gold equivalent ounces ($20.0 million/72,800 Attributable Gold Equivalent ounces for the full year 2024, and $21.7 million/97,245 Attributable Gold Equivalent ounces for the comparable period in 2023; and $4.3 million/17,700 Attributable Gold Equivalent ounces for the three months ended December 31, 2024, and $4.9 million/23,250 Attributable Gold Equivalent ounces for the comparable period in 2023).

Note 2
These figures have not been audited and are subject to change. As the Company has not yet finished its quarter and year-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter and year-end closing adjustments, and may change materially.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi	Mark Klausen
Chief Financial Officer	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2023 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.